      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 9, 2001

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            THE TJX COMPANIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                           04-2207613
          (STATE OR OTHER JURISDICTION OF                            (I.R.S. EMPLOYER
          INCORPORATION OR ORGANIZATION)                          IDENTIFICATION NUMBER)

                              770 COCHITUATE ROAD
                        FRAMINGHAM, MASSACHUSETTS 01701
                                 (508) 390-1000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               DONALD G. CAMPBELL
               EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER
                            THE TJX COMPANIES, INC.
                              770 COCHITUATE ROAD
                        FRAMINGHAM, MASSACHUSETTS 01701
                                 (508) 390-1000
  (NAME AND ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
                     CODE, OF AGENT FOR SERVICE OF PROCESS)
                            ------------------------

                                   COPIES TO:

                              MARY E. WEBER, ESQ.
                                  ROPES & GRAY
                            ONE INTERNATIONAL PLACE
                          BOSTON, MASSACHUSETTS 02110
                                 (617) 951-7000
                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement as determined by market conditions.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this Registration Statement is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering: [ ]
---------------

    If this Registration Statement is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                PROPOSED MAXIMUM       PROPOSED MAXIMUM
       TITLE OF EACH CLASS OF               AMOUNT TO          OFFERING PRICE PER     AGGREGATE OFFERING         AMOUNT OF
     SECURITIES TO BE REGISTERED          BE REGISTERED         UNIT OR SHARE(1)           PRICE(1)           REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Liquid Yield Option Notes (Zero
  Coupon -- Subordinated) due
  2021(2)............................      $517,500,000              72.5%               $375,187,500            $93,796.88
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, $1.00 par value........          (3)                    (3)                    (3)                    (4)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) on the basis of the average of the bid and asked prices of the Liquid Yield Option Notes (Zero Coupon -- Subordinated) on the PORTAL system on May 2, 2001.

(2) Issued at an original price of $671.65 per $1,000 principal at maturity, which represents an aggregate initial offering price of $347,578,875 and a principal amount at maturity of $517,500,000.

(3) Includes 8,452,586 shares of Common Stock issuable upon conversion of the LYONs at the rate of 16.3335 shares of Common Stock per $1,000 principal amount at maturity of the LYONs. Under Rule 416 under the Securities Act, the number of shares of Common Stock registered includes an indeterminate number of shares of Common Stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.

(4) Under Rule 457(i), there is no additional filing fee with respect to the shares of Common Stock issuable upon conversion of the LYONs because no additional consideration will be received in connection with the exercise of the conversion privilege.
                            ------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (Subject to Completion)

Dated May 9, 2001
                                  $517,500,000

                                   [TJX LOGO]

                     LIQUID YIELD OPTION(TM) NOTES DUE 2021
                         (ZERO COUPON -- SUBORDINATED)
                                      AND
               COMMON STOCK ISSUABLE UPON CONVERSION OF THE LYONS
                            ------------------------

     The TJX Companies, Inc. issued the LYONs in a private placement in February 2001 at an issue price of $671.65 per LYON. This prospectus will be used by selling securityholders to resell their LYONs and the common stock issuable upon conversion of their LYONs.

     We will not pay interest on the LYONs prior to maturity. Instead, on February 13, 2021, the maturity date of the LYONs, holders will receive $1,000 per LYON. The issue price of each LYON represents a yield to maturity of 2% per year, calculated from February 13, 2001. The LYONs are subordinated to all existing and future senior indebtedness of TJX and will be effectively subordinated to all existing and future liabilities of our subsidiaries.

     Prior to maturity, holders may convert their LYONs only if (1) the sale price of our common stock reaches specified thresholds, (2) the credit rating of the LYONs is below investment grade, (3) the LYONs are called for redemption, or
(4) specified corporate transactions have occurred. Each LYON is convertible into 16.3335 shares of common stock, subject to adjustments. Our common stock is listed on the New York Stock Exchange under the symbol "TJX." The last reported sale price on the NYSE for our common stock was $31.68 per share on May 8, 2001.

     We may redeem for cash all or a portion of the LYONs at any time on or after February 13, 2007 at a price equal to the sum of the issue price and accrued original issue discount of such LYONs on the applicable redemption date. Each holder may require us to repurchase all or a portion of such holder's LYONs on February 13, 2002 at a price of $681.76 per LYON, on February 13, 2004 at a price of $712.97 per LYON, on February 13, 2007 at a price of $756.83 per LYON, or on February 13, 2013 at a price of $852.82 per LYON. We may choose to pay the purchase price of such LYONs in cash or common stock or a combination of cash and common stock. In addition, if a change of control of TJX occurs on or before February 13, 2007, each holder may require us to purchase for cash all or a portion of such holder's LYONs at a price equal to the sum of the issue price and accrued original issue discount of such LYONs on the applicable redemption date.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                The date of this Prospectus is           , 2001.

                             ABOUT THIS PROSPECTUS

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any documents incorporated by reference is accurate only as of the date on the front cover of the applicable document or as specifically indicated in the document. Our business, financial condition, results of operations and prospects may have changed since that date.

     In this prospectus, the terms "TJX," "we," "us" and "our" refer to The TJX Companies, Inc. and its consolidated subsidiaries, except in "Summary -- The Offering" and "Description of LYONs," where such terms refer only to The TJX Companies, Inc.

     TJX, T.J. Maxx, Marshalls, HomeGoods, Winners, T.K. Maxx, A.J Wright and HomeSense are trademarks, trade names or service marks, registered or unregistered, of TJX or an affiliate.

     Liquid Yield Option is a registered trademark of Merrill Lynch & Co., Inc.

                            ------------------------

                               TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION.........................    2
FORWARD LOOKING INFORMATION.................................    3
SUMMARY.....................................................    4
USE OF PROCEEDS.............................................    7
RATIO OF EARNINGS TO FIXED CHARGES..........................    7
DESCRIPTION OF LYONS........................................    8
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES......   23
SELLING SECURITYHOLDERS.....................................   28
PLAN OF DISTRIBUTION........................................   33
LEGAL MATTERS...............................................   34
EXPERTS.....................................................   34

                      WHERE YOU CAN FIND MORE INFORMATION

     TJX files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC under the Securities Exchange Act of 1934. You may read and copy this information at the following locations of the SEC:

     Public Reference Room        North East Regional Office        Midwest Regional Office
    450 Fifth Street, N.W.           7 World Trade Center           500 West Madison Street
           Room 1024                      Suite 1300                      Suite 1400
    Washington, D.C. 20549            New York, NY 10048               Chicago, IL 60661

     You may also obtain copies of the information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

     The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like TJX, who file electronically with the SEC. The address of the site is www.sec.gov.

     You can also inspect reports, proxy statements and other information about TJX at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     We are "incorporating by reference" into this prospectus some information we file with the SEC. This means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that we have filed previously with the SEC. These documents contain important information about us.

TJX SEC FILINGS (FILE NO. 1-4908)                                   PERIOD
---------------------------------                     ----------------------------------
Annual Report on Form 10-K..........................  Fiscal year ended January 27, 2001
Amendment No. 5 to Form 8-A/A to the Registration
  Statement on Form 8-A.............................  Dated September 9, 1999

     All documents we file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus to the end of the offering of the LYONs and common stock under this document shall also be deemed to be incorporated in this prospectus by reference and will automatically update information in this prospectus.

     For a description of our capital stock, please see Amendment No. 5 to Form 8-A/A.

     You may request a copy of these filings at no cost by writing or calling us at the following address or telephone number:
                            The TJX Companies, Inc.
                              770 Cochituate Road
                              Framingham, MA 01701
                               Tel (508) 390-1000
                               Attn: Sherry Lang,
                   Vice President Investor & Public Relations

     Exhibits to the filings will not be sent unless those exhibits have specifically been incorporated by reference in this document.

                          FORWARD LOOKING INFORMATION

     Some of the statements contained in this prospectus are forward looking and involve a number of risks and uncertainties. All statements included in this prospectus, including in the summary and in the documents incorporated by reference, that address activities, events or developments that we intend or expect to or believe may occur in the future are forward looking statements. Such statements are characterized by terminology such as "believe," "anticipate," "should," "intend," "plan," "may," "expects," "estimates," "projects," "positioned," "strategy" and similar words. Among the factors that could cause actual results to differ materially from the forward looking statements contained in this prospectus are the following:

     - general economic conditions and consumer demand and preferences;

     - weather patterns in areas where we have concentrations of stores;

     - competitive factors, including pressure from pricing and promotional activities of competitors;

     - the impact of excess retail capacity and the availability of desirable store and distribution center locations on suitable terms;

     - our ability to recruit quality sales associates;

     - the availability, selection and purchase of attractive merchandise on favorable terms;

     - potential disruptions in supply, and duties, tariffs and quotas on imported merchandise, as well as economic and political problems in countries from which merchandise is imported;

     - currency and exchange rate factors in our foreign operations;

     - expansion of our store base, development of new businesses and application of our off-price strategies in foreign countries;

     - our acquisition and divestiture activities; and

     - other factors that are or may be described in our filings with the SEC incorporated by reference in this prospectus.

     In addition, there are risks related to the LYONs, including the following:

     - we may not have the funds necessary to finance the purchase of the LYONs at the option of the holder or in a change in control purchase;

     - the price of the LYONs or the shares of common stock issuable upon conversion of the LYONs could vary significantly over time;

     - the change in control purchase feature of the LYONs may delay or prevent a possible takeover attempt of TJX which would otherwise be beneficial to investors;

     - the value a holder may realize could be adversely affected if the conditions for convertability are not met; and

     - because the LYONs will be subordinated to our senior indebtedness and effectively subordinated to liabilities of our subsidiaries, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more ratably and holders of the LYONs may receive less ratably than our other creditors.

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this prospectus. Because this is a summary, it may not contain all the information that is important to you. You should read the entire prospectus, including the information incorporated by reference, before making an investment decision.

                               THE TJX COMPANIES

     We are the leading off-price retailer of apparel and home fashions in the United States and worldwide. We offer off-price family apparel and home fashions through our T.J. Maxx, Marshalls and A.J. Wright chains in the United States, our Winners chain in Canada and our T.K. Maxx chain primarily in the United Kingdom. We also operate the HomeGoods chain in the United States, which focuses exclusively on off-price home fashions, and we are opening a Canadian home fashions chain called HomeSense in 2001. Our chains target the middle to upper-middle income shopper with a profile like a department or specialty store customer. The exception is our A.J. Wright stores which target a more moderate income customer.

                                  THE OFFERING

LYONs.........................   $517,500,000 aggregate principal amount at
                                 maturity of LYONs due February 13, 2021. We will not pay any interest on the LYONs prior to maturity. Each LYON was issued at a price of $671.65 per LYON and has a principal amount at maturity of $1,000.

Maturity of the LYONs.........   February 13, 2021.

Yield to Maturity of LYONs....   2% per year, computed on the original issue
                                 price on a semiannual bond equivalent basis from February 13, 2001.

Original Issue Discount.......   We sold the LYONs at an issue price
                                 significantly below their principal amount at maturity. The original issue discount for U.S.
                                 federal income tax purposes is equal to the principal amount at maturity less the issue price to the initial purchasers of the LYONs.
                                 Original issue discount accrues daily at a rate of 2% per year from the date of issuance of the LYONs, calculated on a semiannual bond equivalent basis at the yield to maturity of the LYONs, using a 360-day year comprised of twelve 30-day months.

                                 Although we will not pay interest on the LYONs, U.S. Holders must include original issue discount, as it accrues, in their gross income for United States federal income tax purposes. See "Material United States Federal Income Tax Consequences."

Conversion Rights.............   If the conditions for conversion are satisfied,
                                 you may surrender each LYON held by you for conversion into 16.3335 shares of our common stock. The conversion rate is subject to adjustment as provided in the indenture, but will not be adjusted for accrued original issue discount. Upon conversion, a holder will not receive any cash payment representing accrued original issue discount. Instead, accrued original issue discount will be deemed paid by the shares of common stock received by the holder on conversion.

                                 Holders may surrender LYONs for conversion into shares of our common stock in any fiscal quarter, if, as of the last day of the preceding fiscal quarter, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding fiscal quarter is more than a specified percentage of the accreted conversion price per share of common stock on the last trading day of such preceding fiscal quarter. The specified target percentage begins at 135% in the quarter ended April 28, 2001 and declines 0.3125% per quarter until it reaches 110.3125% for the quarter beginning January 31, 2021. The accreted conversion price per share as of any day will equal the issue price of a LYON plus the accrued original discount to that day, divided by 16.3335, subject to any adjustments to the conversion rate through that day.

                                 Holders may also surrender a LYON for
                                 conversion during any period in which the credit rating assigned to the LYONs by either Moody's or Standard & Poor's is below investment grade (Ba1 or lower for Moody's or BB+ or lower for Standard & Poor's).

                                 Holders may surrender for conversion LYONs called for redemption until the close of business on the second business day prior to the redemption date. In addition, if we make a significant distribution to our stockholders or if we are a party to specified consolidations, mergers or binding share exchanges, LYONs may be surrendered for conversion, as described in "Description of LYONs -- Conversion Rights." The ability to surrender LYONs for conversion will expire at the close of business on February 13, 2021.

Subordination.................   The LYONs are subordinated in right of payment
                                 to all of our existing and future senior indebtedness. As of January 27, 2001, we had approximately $425 million of senior indebtedness outstanding, excluding contingent liabilities not reflected on our balance sheet.
                                 The LYONs are also effectively subordinated to all other liabilities, including trade payables, of our subsidiaries. The term "senior indebtedness" is defined in the "Description of LYONs -- Subordination" section of this prospectus.

Sinking Fund..................   None.

Redemption of the LYONs at the
  Option of TJX...............   We may redeem for cash all or a portion of the
                                 LYONs at any time on or after February 13, 2007, at redemption prices equal to the sum of the issue price and accrued original issue discount for the LYONs on the applicable redemption date.

Purchase of the LYONs by TJX
at the Option of the Holder...   Each holder may require us to purchase all or a
                                 portion of such holder's LYONs on each of the following dates at the following prices:

                                 - February 13, 2002, at a price of $681.76 per
                                   LYON;

                                 - February 13, 2004, at a price of $712.97 per
                                   LYON;

                                 - February 13, 2007, at a price of $756.83 per
                                   LYON; and

                                 - February 13, 2013, at a price of $852.82 per
                                   LYON.

                                 These prices are equal to the sum of the issue price and accrued original issue discount for the LYONs on such dates, except for the price at February 13, 2002, which is a lower price.

                                 We may pay the purchase price in cash or shares of our common stock or in a combination of cash and shares of our common stock.

Change in Control.............   Upon a change in control of TJX occurring on or
                                 before February 13, 2007, each holder may require us to purchase for cash all or a portion of such holder's LYONs at a price equal to the sum of the issue price and accrued original issue discount for the LYONs on the date of purchase.

Optional Conversion to
Semiannual Coupon Notes upon
  Tax Event...................   If there are specified changes in the tax laws,
                                 we may choose to pay interest instead of future accrued original issue discount on each LYON.
                                 Such interest would be payable semiannually from the option exercise date at 2% per year on the restated principal amount. In such event, the redemption price, purchase price and change in control purchase price will be adjusted, as described in this prospectus. However, there will be no change in the holder's conversion rights. This is described in more detail under "Description of LYONs -- Optional Conversion to
                                 Semiannual Coupon Notes Upon Tax Event."

DTC Eligibility...............   The LYONs were issued in fully registered
                                 book-entry form and will be represented by one or more permanent global LYONs without coupons deposited with a custodian for and registered in the name of a nominee of The Depository
                                 Trust Company in New York, New York. Beneficial interests in global LYONs are shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants. Your interest in any global LYON may not be exchanged for certificated LYONs, except in limited circumstances. Settlement and all secondary market trading activity for the LYONs will be in same day funds.

Trading.......................   The LYONs issued in the initial private
                                 placement are eligible for trading in the PORTAL system. However, LYONs sold using this prospectus will no longer be eligible for trading in the PORTAL system. We do not intend to list the LYONs on any national securities exchange. Our common stock is traded on the NYSE under the symbol "TJX."

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale by any selling securityholders of the LYONs or the underlying common stock.

                       RATIO OF EARNINGS TO FIXED CHARGES

     For purposes of computing our ratio of earnings to fixed charges, "earnings" represent income from continuing operations before provision for taxes, interest expense and the interest portion of rentals. "Fixed charges" represent interest expense, capitalized interest and the interest portion of rentals.

                                                                  FISCAL YEAR ENDED
                                              ----------------------------------------------------------
                                              JAN. 25,     JAN. 31,     JAN. 30,    JAN. 29,    JAN. 27,
                                                1997         1998         1999        2000        2001
                                              --------    ----------    --------    --------    --------
                                                          (53 WEEKS)
Ratio of earnings to fixed charges..........    3.03x        4.28x        5.33x       6.29x       5.71x

                              DESCRIPTION OF LYONS

     The following summary is not complete. You should review the indenture that has been filed as an exhibit to this registration statement. The indenture defines your rights as a LYONs holder. As used in this description of LYONs, the words "we," us," "our" or "TJX" mean The TJX Companies, Inc. and do not include any current or future subsidiary or other affiliate.

GENERAL

     We issued $517,500,000 aggregate principal amount at maturity of LYONs in a February 2001 private placement. The LYONs will mature on February 13, 2021. The principal amount at maturity of each LYON is initially $1,000. The LYONs are payable at the principal corporate trust office of the paying agent, which initially is an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, The City of New York.

     We sold the LYONs at a substantial discount from their principal amount at maturity. We will not make periodic payments of interest on the LYONs. The issue price of the LYONs was $671.65 per LYON. The LYONs accrue original issue discount while they remain outstanding. Original issue discount is the difference between the issue price to the initial purchasers and the principal amount at maturity of a LYON. Original issue discount accrues at a rate of 2% per year, beginning on the date of original issuance of the LYONs. The calculation of the accrual of original issue discount is based on the original issue price on a semiannual bond equivalent basis, using a 360-day year composed of twelve 30-day months.

     Original issue discount will cease to accrue on a LYON upon its maturity, conversion, purchase by us at your option or redemption. We may not reissue a LYON that has matured or been converted, purchased by us at your option, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such LYON.

     LYONs may be presented for conversion at the office of the conversion agent and for exchange or registration of transfer at the office of the registrar. The conversion agent and the registrar are initially the trustee. No service charge will be made for any registration of transfer or exchange of LYONs. However, we may require the holder to pay any tax, assessment or other governmental charge payable as a result of such transfer or exchange.

SUBORDINATION

     Payment on the LYONs is, to the extent provided in the indenture, subordinated in right of payment to the prior payment in full of all of our existing and future senior indebtedness. Payment on the LYONs is also effectively subordinated to all existing and future indebtedness of our subsidiaries.

     Upon any payment or distribution of our assets to our creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other similar proceedings, the holders of our senior indebtedness will first be entitled to receive payment in full of all amounts due or to become due on their indebtedness, or payment of such amounts shall have been provided for, before the holders of the LYONs will be entitled to receive any payment or distribution with respect to the LYONs.

     By reason of this subordination, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more ratably and holders of the LYONs may receive less ratably than our other creditors. The LYONs are also subordinated by operation of law to all indebtedness and other liabilities, including trade payables, of our subsidiaries.

     In addition, no payment of the principal amount at the maturity of the LYONs (or if the LYONs have been converted to semiannual coupon notes following a tax event, as described below, the restated principal amount), issue price, accrued original issue discount, redemption price, change in control purchase price or interest, if any, with respect to any LYONs may be made by us, nor may we pay cash with respect to the purchase price of any LYONs (other than for fractional shares) or acquire any LYONs for cash or property (except as set forth in the indenture) if:

     - any payment default on any senior indebtedness has occurred and is continuing beyond any applicable grace period; or

     - any default other than a payment default with respect to senior indebtedness has occurred and is continuing that permits the acceleration of the maturity of such senior indebtedness and such default is either the subject of judicial proceedings or we receive a written notice of the default from the holders of the senior indebtedness.

     Notwithstanding the foregoing, the payment blockage period will end and we may resume payments with respect to the LYONs and may acquire LYONs:

     - when the default with respect to the senior indebtedness is cured or waived; or

     - in the case of a default described in the second bullet above, 179 or more days pass after we receive notice of the default, provided that the terms of the indenture otherwise permit the payment or acquisition of the LYONs at that time.

     No new period of payment blockage may be commenced pursuant to a similar notice relating to the same default on the same issue of senior indebtedness unless nine months have elapsed since we received the notice of default as provided above.

     In addition, no payment may be made on the LYONs if any LYONs are declared due and payable prior to their stated maturity by reason of the occurrence of an event of default until the earlier of 120 days after the date of such acceleration or the payment in full of all senior indebtedness, but only if such payment is then otherwise permitted under the terms of the indenture. Notwithstanding the foregoing, upon the expiration of any payment blockage period described above, holders of the LYONs are required to pay over any amounts collected by such holders to the holders of senior indebtedness to the extent necessary to pay all holders of senior indebtedness in full.

     The term "senior indebtedness" of TJX means the principal, premium (if any) and unpaid interest on all present and future on all of our:

          (1) indebtedness for borrowed money;

          (2) obligations evidenced by bonds, debentures, notes or similar instruments;

          (3) obligations under (a) interest rate swaps, caps, collars, options, and similar arrangements, (b) any foreign exchange contract, currency swap contract, futures contract, currency option contract, or other foreign currency hedge and (c) credit swaps, caps, floors, collars and similar arrangements;

          (4) indebtedness incurred, assumed or guaranteed by us in connection with the acquisition by us or one of our subsidiaries of any business, properties or assets (except purchase money indebtedness classified as accounts payable under generally accepted accounting principles);

          (5) all obligations and liabilities, contingent or otherwise, in respect of our leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet and all obligations and liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, in connection with the lease of real property which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the lessor and our obligations under such lease or related document to purchase or to cause a third party to purchase such leased property;

          (6) reimbursement obligations in respect of letters of credit relating to our indebtedness or other obligations that qualify as indebtedness or obligations of the kind referred to in clauses (1) through (5) above; and

          (7) obligations under direct or indirect guaranties in respect of, and obligations (contingent or otherwise) to purchase or otherwise acquire, or otherwise to assure a creditor against loss in respect of, indebtedness or obligations of others of the kinds referred to in clauses (1) through (6) above, in each case unless in the instrument creating or evidencing the indebtedness or obligation or pursuant to which the same is outstanding it is provided that such indebtedness or obligation is not senior in right of payment to the LYONs or that such indebtedness or obligation is subordinated to any of our other indebtedness or obligations, unless such indebtedness or obligations expressly provide that such indebtedness or obligations are to be senior in right of payment to the LYONs. At January 27, 2001, we had approximately $425 million of senior indebtedness outstanding, not including any contingent liabilities not reflected on our balance sheet.

     The LYONs are effectively subordinated to all existing and future liabilities of our subsidiaries. Any right we have to participate in any distribution of the assets of any of our subsidiaries upon the liquidation, reorganization or insolvency of such subsidiary (and the consequent right of the holders of the LYONs to participate in those assets) will be subject to the claims of the creditors (including trade creditors) of such subsidiary, except to the extent that our claims as a creditor of such subsidiary may be recognized, in which case our claims would still be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us. The indenture does not restrict us or our subsidiaries from incurring additional indebtedness, including senior indebtedness. A significant amount of the total liabilities reflected on our balance sheet are incurred by our subsidiaries and will be effectively senior to the LYONs.

BOOK-ENTRY SYSTEM

     The LYONs were issued in the form of global securities held in book-entry form. DTC or its nominee is the sole registered holder of the LYONs for all purposes under the indenture. Owners of beneficial interests in the LYONs represented by the global securities hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities are shown on, and may only be transferred through, records maintained by DTC and its direct and indirect participants, and any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require purchase of their interests in the LYONs, in accordance with the procedures and practices of DTC. Beneficial owners are not holders and are not entitled to any rights under the global securities or the indenture. Both we and the trustee, and any of our respective agents, may treat DTC as the sole holder and registered owner of the global securities.

EXCHANGE OF GLOBAL SECURITIES

     LYONS represented by a global security will be exchangeable for certificated securities with the same terms only if:

     - DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act, and we do not appoint a successor depositary within 90 days;

     - we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary); or

     - a default under the indenture occurs and is continuing.

     DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions among its participants through electronic computerized book-entry changes in participants' accounts, eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives, own DTC. Access to

DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

CONVERSION RIGHTS

     Holders may surrender LYONs for conversion into shares of our common stock only if at least one of the conditions described below is satisfied. In addition, a LYON for which a holder has delivered a purchase notice or a change in control purchase notice requiring us to purchase the LYONs may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

     The initial conversion rate is 16.3335 shares of common stock per LYON, subject to adjustment upon the occurrence of the events described below. A holder of a LYON otherwise entitled to a fractional share will receive cash equal to the applicable portion of the then-current sale price of our common stock on the trading day immediately preceding the conversion date.

     The ability to surrender LYONs for conversion will expire at the close of business on February 13, 2021.

     To convert a LYON into shares of our common stock, a holder must:

     - complete and manually sign the conversion notice appearing on the back of the LYON (or complete and manually sign a facsimile of such notice), and deliver such notice to the conversion agent;

     - surrender the LYON to the conversion agent;

     - if required by the conversion agent, furnish appropriate endorsements and transfer documents; and

     - if required, pay all transfer or similar taxes.

     The date on which all of the foregoing requirements have been satisfied is the conversion date.

     The conversion agent will, on our behalf, determine if the LYONs are convertible and notify the trustee and us accordingly. If one or more of the conditions to the conversion of the LYONs has been satisfied, we will promptly notify the holders of the LYONs and use our reasonable best efforts to post this information on our website or otherwise publicly disclose this information.

     Conversion Based on Common Stock Price. A holder may surrender such holder's LYONs for conversion into shares of our common stock in any fiscal quarter, if, as of the last day of the preceding fiscal quarter, the sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding fiscal quarter is more than a specified percentage of the accreted conversion price per share of common stock on the last day of such preceding fiscal quarter. The specified percentage begins at 135% in the quarter ended April 28, 2001 and declines 0.3125% per quarter thereafter until it reaches 110.3125% for the quarter beginning January 31, 2021.

     The accreted conversion price per share as of any day will equal the issue price of a LYON plus the accrued original issue discount to that day, divided by the number of shares of common stock issuable upon conversion of a LYON on that day. The sale price of our common stock on any trading day means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date on the principal national securities exchange on which the common stock is listed or, if our common stock is not listed on a principal national securities exchange, as reported by Nasdaq or otherwise as provided in the indenture.

     The table below shows the conversion trigger price per share of our common stock in respect of each of the first 20 fiscal quarters following issuance of the LYONs. These conversion trigger prices reflect the accreted conversion price per share of common stock multiplied by the applicable percentage for the respective fiscal quarter. Thereafter, the accreted conversion price per share of common stock increases each fiscal quarter by the accreted original issue discount for the quarter and the applicable percentage declines by 0.3125% per quarter. The conversion trigger price for the fiscal quarter beginning January 31, 2021, is $67.49.

                                                                                               (3)
                                                              (1)              (2)         CONVERSION
                                                            ACCRETED        APPLICABLE    TRIGGER PRICE
FISCAL QUARTER*                                         CONVERSION PRICE    PERCENTAGE      (1) X (2)
---------------                                         ----------------    ----------    -------------
2002
  Quarter ended April 28, 2001........................       $41.29          135.0000%       $55.74
  Quarter ended July 28, 2001.........................        41.50          134.6875%        55.89
  Quarter ended October 27, 2001......................        41.70          134.3750%        56.04
  Quarter ended January 26, 2002......................        41.91          134.0625%        56.18
2003
  Quarter ended April 27, 2002........................       $42.12          133.7500%       $56.34
  Quarter ended July 27, 2002.........................        42.33          133.4375%        56.48
  Quarter ended October 26, 2002......................        42.54          133.1250%        56.63
  Quarter ended January 25, 2003......................        42.75          132.8125%        56.78
2004
  Quarter ended April 26, 2003........................       $42.96          132.5000%       $56.93
  Quarter ended July 26, 2003.........................        43.18          132.1875%        57.08
  Quarter ended October 25, 2003......................        43.39          131.8750%        57.22
  Quarter ended January 31, 2004......................        43.62          131.5625%        57.39
2005
  Quarter ended May 1, 2004...........................       $43.84          131.2500%       $57.54
  Quarter ended July 31, 2004.........................        44.06          130.9375%        57.69
  Quarter ended October 30, 2004......................        44.28          130.6250%        57.84
  Quarter ended January 29, 2005......................        44.49          130.3125%        57.98
2006
  Quarter ended April 30, 2005........................       $44.72          130.0000%       $58.13
  Quarter ended July 30, 2005.........................        44.94          129.6875%        58.28
  Quarter ended October 29, 2005......................        45.16          129.3750%        58.43
  Quarter ended January 28, 2006......................        45.39          129.0625%        58.58

---------------
* This table assumes no events have occurred that would require an adjustment to the conversion rate. We have a fiscal year that ends on the last Saturday in January and is generally comprised of four fiscal quarters of 13 weeks ending on the last Saturday of April, July, October and January. Periodically, the fourth fiscal quarter will consist of 14 weeks (and therefore the fiscal year will be 53 weeks); such quarters include the quarters ending January 31, 2004, January 31, 2009, January 31, 2015 and January 30, 2021.

     Conversion Based on Credit Rating. A holder may also surrender such holder's LYONs for conversion during any period that the credit rating assigned to the LYONs by either Moody's Investor Service, Inc. or Standard & Poor's Rating Services is below investment grade (Ba1 or lower for Moody's and BB+ or lower for S&P).

     Conversion Based on Redemption. A holder may surrender for conversion such holder's LYONs called for redemption at any time prior to the close of business on the second business day immediately preceding the redemption date, even if the LYONs are not otherwise convertible at such time. A LYON for which a holder has delivered a purchase notice or a change in control purchase notice, as described below, requiring us to purchase such LYON may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

     A "business day" is any weekday that is not a day on which banking institutions in The City of New York are authorized or obligated to close. A "trading day" is any day on which the NYSE is open for trading or, if the applicable security is quoted on the Nasdaq National Market, a day on which trades may be made on such market or, if the applicable security is not so listed, admitted for trading or quoted, any business day.

     Conversion Upon Occurrence of Certain Corporate Transactions. If we are party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, a holder may surrender such holder's LYONs for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction, and at the effective date, the right to convert a LYON into common stock will be changed into a right to convert it into the kind and amount of securities, cash or other assets of TJX or another person which the holder would have received if the holder had converted the holder's LYONs immediately prior to the transaction. If such transaction also constitutes a change in control of TJX, the holder will be able to require us to purchase all or a portion of such holder's LYONs as described under "-- Change in Control Permits Purchase of LYONs by TJX at the Option of the Holder."

     If we elect to make a distribution to all holders of shares of our common stock pursuant to paragraphs (3) and (4) of the provisions regarding adjustments to the conversion rate below which, in the case of paragraph (4) has a per share value equal to more than 15% of the sale price of our shares of common stock on the day preceding the declaration date for such distribution, we will be required to give notice to the holders of LYONs at least 20 days prior to the date for such distribution. Upon giving such notice, holders may surrender the LYONs for conversion at any time until the close of business on the business day prior to the date of distribution or until we announce that such distribution will not take place.

     Conversion Adjustments and Delivery of Common Stock. On conversion of a LYON, a holder will not receive any cash payment of interest representing accrued original issue discount. Delivery to the holder of the full number of shares of common stock into which the LYON is convertible, together with any cash payment of such holder's fractional shares, will be deemed:

     - to satisfy our obligation to pay the principal amount at maturity of the LYON; and

     - to satisfy our obligation to pay accrued original issue discount attributable to the period from the issue date through the conversion date.

As a result, accrued original issue discount is deemed paid in full rather than cancelled, extinguished or forfeited.

     If semiannual interest is payable to holders of LYONs and LYONs are converted after a record date and prior to the next interest payment date, holders of such LYONs on the record date will receive the semi-annual interest payable on such LYONs on the corresponding interest payment date, notwithstanding the conversion. Upon surrender, such LYONs must be accompanied by funds equal to the amount of semiannual interest payable on the principal amount of LYONs so converted, unless such LYONs have been called for redemption, in which case no such payment shall be required.

     The conversion rate will not be adjusted for accrued original issue discount. A certificate for the number of full shares of common stock into which any LYON is converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable following the conversion date. For a discussion of the tax treatment of a holder receiving shares of our common stock upon surrendering LYONs for conversion, see "Material United States Federal Income Tax Consequences -- U.S. Holders -- Sale, Exchange, Conversion or Redemption."

     We will adjust the conversion rate for:

          (1) dividends or distributions on our common stock payable in our common stock or our other capital stock;

          (2) subdivisions, combinations or certain reclassifications of our common stock;

          (3) distributions to all holders of our common stock of certain rights to purchase our common stock for a period expiring within 60 days at less than the then current sale price; and

          (4) distributions to the holders of our common stock of our assets (including shares of capital stock of a subsidiary) or debt securities or certain rights to purchase our securities (excluding cash dividends or other cash distributions from current or retained earnings unless the annualized amount thereof per share exceeds 5% of the sale price of our common stock on the day preceding the date of declaration of such dividend or other distribution).

     However, no adjustment to the conversion rate need be made if holders of the LYONs may participate in the transaction or in a few other specified cases.

     In addition, the indenture provides that if we implement a stockholders' rights plan, such rights plan must provide that, upon conversion of the LYONs, the holders of such LYONs will receive, in addition to the shares of common stock issuable upon such conversion, the rights related to such common stock, whether or not such rights have separated from the common stock at the time of such conversion. However, there shall not be any adjustment to the conversion privilege or conversion rate as a result of:

     - the issuance of the rights;

     - the distribution of separate certificates representing the rights;

     - the exercise or redemption of such rights in accordance with any rights agreement; or

     - the termination or invalidation of the rights.

     The indenture permits us to increase the conversion rate from time to time.

     Holders of the LYONs may be deemed to have received a distribution subject to federal income tax as a dividend upon:

     - a taxable distribution to holders of common stock which results in an adjustment of the conversion rate;

     - an increase in the conversion rate at our discretion; or

     - failure to adjust the conversion rate in some instances.

     See "Material United States Federal Income Tax Consequences -- U.S. Holders -- Constructive Dividend."

REDEMPTION OF LYONS AT OUR OPTION

     No sinking fund is provided for the LYONs. We may not redeem the LYONs at our option prior to February 13, 2007. Beginning on February 13, 2007, we may redeem the LYONs for cash, as a whole or in part at any time. We will give not less than 30 days' or more than 60 days' notice of redemption by mail to holders of LYONs.

     If redeemed at our option, the LYONs will be redeemed at a price equal to the sum of the issue price and accrued original issue discount on such LYONs as of the applicable redemption date. The table below shows the redemption prices of a LYON on February 13, 2007, at each February 13 thereafter prior to maturity and at maturity on February 13, 2021. In addition, the redemption price of a LYON that is redeemed between the dates listed below would include an additional amount reflecting the additional accrued original issue discount that has accrued on such LYON since the immediately preceding date in the table below.

                                                                         (2)                 (3)
                                                     (1)           ACCRUED ORIGINAL    REDEMPTION PRICE
REDEMPTION DATE                                LYON ISSUE PRICE     ISSUE DISCOUNT        (1) + (2)
---------------                                ----------------    ----------------    ----------------
February 13,
2007.........................................      $671.65             $ 85.18            $  756.83
2008.........................................       671.65              100.40               772.05
2009.........................................       671.65              115.91               787.56
2010.........................................       671.65              131.74               803.39
2011.........................................       671.65              147.89               819.54
2012.........................................       671.65              164.37               836.02
2013.........................................       671.65              181.17               852.82
2014.........................................       671.65              198.31               869.96
2015.........................................       671.65              215.80               887.45
2016.........................................       671.65              233.64               905.29
2017.........................................       671.65              251.83               923.48
2018.........................................       671.65              270.39               942.04
2019.........................................       671.65              289.33               960.98
2020.........................................       671.65              308.65               980.30
At stated maturity...........................       671.65              328.35             1,000.00

     If we convert the LYONs to semiannual coupon notes following the occurrence of a tax event, the notes will be redeemable at the restated principal amount plus accrued and unpaid interest from the date of the conversion through the redemption date. However, in no event may the LYONs be redeemed prior to February 13, 2007. For more information on this optional conversion, see
"-- Optional Conversion to Semiannual Coupon Notes upon Tax Event."

     If less than all of the outstanding LYONs are to be redeemed, the trustee will select the LYONs to be redeemed in principal amounts at maturity of $1,000 or integral multiples of $1,000. In this case, the trustee may select the LYONs by lot, pro rata or by any other method the trustee considers fair and appropriate. If a portion of a holder's LYONs is selected for partial redemption and the holder converts a portion of the LYONs, the converted portion will be deemed to be the portion selected for redemption.

PURCHASE OF LYONS AT THE OPTION OF THE HOLDER

     On the purchase dates of February 13, 2002, February 13, 2004, February 13, 2007 and February 13, 2013, each holder may, at the option of the holder, require us to purchase any of such holder's LYONs for which a written purchase notice has been properly delivered by the holder and not withdrawn, subject to some additional conditions. Holders may submit their LYONs for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to such purchase date until the close of business on the business day immediately preceding such purchase date.

     The purchase price of a LYON will be:

     - $681.76 per LYON on February 13, 2002;

     - $712.97 per LYON on February 13, 2004;

     - $756.83 per LYON on February 13, 2007; and

     - $852.82 per LYON on February 13, 2013.

     The above purchase prices reflect a price equal to the sum of the issue price and accrued original issue discount on such LYONs as of the applicable purchase date, except for the price at February 13, 2002, which reflects the sum of the issue price and an accrual of one and one-half percent of the issue price on a semiannual bond equivalent basis.

     We may, at our option, elect to pay the purchase price in cash or shares of common stock or any combination of cash and stock. For a discussion of the tax treatment of a holder receiving cash, common stock or a combination of cash and stock, see "Material United States Federal Income Tax Consequences -- U.S. Holders -- Sale, Exchange, Conversion or Redemption."

     If, prior to a purchase date, the LYONs have been converted to semiannual coupon notes following the occurrence of a tax event, the purchase price will be equal to the restated principal amount plus accrued and unpaid interest from the date of the conversion to the purchase date. For more information on this optional conversion, see "-- Optional Conversion to Semiannual Coupon Notes upon Tax Event."

     We will be required to give notice on a date not less than 20 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

     - the amount of the purchase price;

     - whether we will pay the purchase price of LYONs in cash or common stock or any combination thereof, specifying the percentages of each;

     - if we elect to pay in common stock, the method of calculating the market price of the common stock; and

     - the procedures that holders must follow to require us to purchase their LYONs.

     The purchase notice given by each holder electing to require us to purchase LYONs must state:

     - the certificate numbers of the holder's LYONs, if applicable, to be delivered for purchase;

     - the portion of the principal amount at maturity of LYONs to be purchased, which must be $1,000 or an integral multiple of $1,000;

     - that the LYONs are to be purchased by us pursuant to the applicable provisions of the LYONs; and

     - in the event we elect, pursuant to the notice that we are required to give, to pay the purchase price in common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the purchase price or portion of the purchase price in common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects:

        (1) to withdraw the purchase notice as to some or all of the LYONs to which it relates, or

        (2) to receive cash in respect of the entire purchase price for all LYONs or portions of LYONs subject to such purchase notice.

     If the purchase price for the LYONs subject to the purchase notice is ultimately to be paid to a holder entirely in cash because we have not satisfied one or more of the conditions to payment of the purchase price in common stock prior to the close of business on the purchase date, a holder shall be deemed to have elected to receive cash in respect of the entire purchase price for all such LYONs unless such holder has properly notified us of its election to withdraw the purchase notice. For a discussion of the tax treatment of a holder receiving cash instead of common stock, see "Material United States Federal Income Tax Consequences -- U.S. Holders -- Sale, Exchange, Conversion or Redemption."

     Any purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the purchase date.

     The notice of withdrawal shall state:

     - the principal amount at maturity being withdrawn;

     - the certificate numbers of the LYONs being withdrawn; and

     - the principal amount at maturity, if any, of the LYONs that remains subject to the purchase notice.

     If we elect to pay the purchase price, in whole or in part, in shares of our common stock, the number of such shares we deliver shall be equal to the portion of the purchase price to be paid in common stock divided by the market price of a share of common stock.

     We will pay cash based on the market price for all fractional shares of common stock if we elect to deliver common stock in payment of all or part of the purchase price. See "Material United States Federal Income Tax Consequences -- U.S. Holders -- Sale, Exchange, Conversion or Redemption."

     The market price of our common stock is an amount equal to the average of the sale prices of our common stock for the five-trading-day period ending on the third business day prior to the applicable purchase date, or, if such business day is not a trading day, then on the last trading day prior to such business day, appropriately adjusted to take into account any occurrence. See "-- Conversion Rights" for a description of the manner in which the sales price of our common stock is determined.

     Because the market price of our common stock is determined prior to the applicable purchase date, holders of LYONs bear the market risk with respect to the value of the common stock to be received from the date such market price is determined to such purchase date. We may pay the purchase price or any portion of the purchase price in common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation.

     Upon determination of the actual number of shares of common stock in accordance with the foregoing provisions, we will promptly issue a press release and publish such information on our website.

     Our right to purchase LYONs, in whole or in part, with common stock is subject to our satisfying various conditions, including:

     - listing the common stock on the principal United States securities exchange on which our common stock is then listed or, if not so listed, on Nasdaq;

     - the registration of the common stock under the Securities Act and the Exchange Act, if required; and

     - any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

     If these conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of the LYONs of the holder entirely in cash. See "Material United States Federal Income Tax Consequences -- U.S. Holders -- Sale, Exchange, Conversion or Redemption." We may not change the form or components or percentages of components of consideration to be paid for the LYONs once we have given the notice that we are required to give to holders of LYONs, except as described in the first sentence of this paragraph.

     In connection with any purchase offer, we will:

     - comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

     - file Schedule TO or any other required schedule under the Exchange Act.

     Payment of the purchase price for a LYON for which a purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the LYON, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price for the LYON will be made as soon as practicable following the later of the purchase date or the time of delivery of the LYON.

     If the paying agent holds money or securities sufficient to pay the purchase price of the LYON on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the LYON will cease to be outstanding and accrued original issue discount on such LYON will cease to accrue, whether or not the LYON is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the LYON.

     No LYONs may be purchased for cash at the option of holders if there has occurred and is continuing an event of default with respect to the LYONs, other than a default in the payment of the purchase price with respect to such LYONs.

CHANGE IN CONTROL PERMITS PURCHASE OF LYONS BY TJX AT THE OPTION OF THE HOLDER

     In the event of a change in control occurring on or prior to February 13, 2007, each holder will have the right, at the holder's option, subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder's LYONs. However, the principal amount at maturity of LYONs submitted for purchase by a holder must be $1,000 or an integral multiple of $1,000.

     We will be required to purchase the LYONs as of a date no later than 35 business days after the occurrence of such change in control at a cash price equal to the sum of the issue price and accrued original issue discount on such LYON on such date of purchase.

     If prior to such date of purchase upon a change in control the LYONs have been converted to semiannual coupon notes following the occurrence of a tax event, we will be required to purchase the notes at a cash price equal to the restated principal amount plus accrued and unpaid interest from the date of the conversion to such date of purchase.

     Within 15 days after the occurrence of a change in control, we are obligated to mail to the trustee and to all holders of LYONs at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the change in control, which notice shall state, among other things:

     - the events causing a change in control;

     - the date of such change in control;

     - the last date on which the purchase right may be exercised;

     - the change in control purchase price;

     - the change in control purchase date;

     - the name and address of the paying agent and the conversion agent;

     - the conversion rate and any adjustments to the conversion rate resulting from such change in control;

     - that LYONs with respect to which a change in control purchase notice is given by the holder may be converted only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

     - the procedures that holders must follow to exercise these rights.

     To exercise this right, the holder must deliver a written notice to the paying agent prior to the close of business on the business day prior to the change in control purchase date. The required purchase notice upon a change in control shall state:

     - the certificate numbers of the LYONs to be delivered by the holder;

     - the portion of the principal amount at maturity of LYONs to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

     - that we are to purchase such LYONs pursuant to the applicable provisions of the LYONs.

     Any such change in control purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the change in control purchase date.

     The notice of withdrawal shall state:

     - the principal amount at maturity being withdrawn;

     - the certificate numbers of the LYONs being withdrawn; and

     - the principal amount at maturity, if any, of the LYONs that remain subject to a change in control purchase notice.

     Payment of the change in control purchase price for a LYON for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the LYON, together with necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice. Payment of the change in control purchase price for such LYON will be made promptly following the later of the change in control purchase date or the time of delivery of such LYON.

     If the paying agent holds money sufficient to pay the change in control purchase price of the LYON on the business day following the change in control purchase date in accordance with the terms of the indenture, then, immediately after the change in control purchase date, accrued original issue discount on the LYON will cease to accrue, whether or not the LYON is delivered to the paying agent. Thereafter, all other rights of the holder will terminate, other than the right to receive the change in control purchase price upon delivery of the LYON.

     We will be deemed to have undergone a "change in control" at such time as:

     - any person, including our affiliates and associates, other than our subsidiaries or our or their employee benefit plans, files a Schedule 13D or Schedule TO (or any successor schedule, form or report under the Exchange Act) disclosing that such person has become the beneficial owner of 50% or more of the aggregate voting power of our common stock and other capital stock with equivalent voting rights, or other capital stock into which the common stock is reclassified or changed, with certain exceptions; or

     - we complete any consolidation or merger pursuant to which our common stock would be converted into cash, securities or other property, in each case other than a consolidation or merger in which the holders of our common stock and other capital stock with equivalent voting rights, immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation immediately after the consolidation or merger.

     The indenture does not permit our board of directors to waive our obligation to purchase LYONs at the option of holders in the event of a change in control.

     In connection with any purchase offer in the event of a change in control, we will:

     - comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

     - file Schedule TO or any other required schedule under the Exchange Act.

     The change in control purchase feature of the LYONs may, in some circumstances, make more difficult or discourage a takeover of TJX. The change in control purchase feature, however, is not the result of our knowledge of any specific effort to accumulate shares of common stock, to obtain control of us by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions.

     Instead, the change in control purchase feature is a standard term contained in other LYONs offerings that have been marketed by Merrill Lynch, Pierce, Fenner & Smith Incorporated. The terms of the change in control purchase feature resulted from negotiations between Merrill Lynch, Pierce, Fenner & Smith Incorporated and us.

     There are a number of transactions that we could enter into in the future, including some recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the LYONs but that would increase the amount of our or our subsidiaries' outstanding indebtedness.

     No LYONs may be purchased at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the LYONs, other than a default in the payment of the change in control purchase price with respect to the LYONs.

EVENTS OF DEFAULT AND ACCELERATION

     The following are events of default under the indenture:

     - default in the payment of any principal amount (including accrued original issue discount and, if the LYONs have been converted to semiannual coupon notes following a tax event, the restated principal amount) at maturity, redemption price, purchase price, or change in control purchase price due with respect to the LYONs, whether or not such payment is prohibited by the provisions of the indenture;

     - default in payment of any interest which becomes payable after the LYONs have been converted to semiannual coupon notes following the occurrence of a tax event, which default continues for 30 days, whether or not such payment is prohibited by the provisions of the indenture;

     - default in the performance or breach of any of our covenants or warranties in the indenture, which default continues uncured for a period of 60 days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount at maturity of the outstanding LYONs;

     - default under any bond, debenture, note or other evidence of indebtedness for money borrowed, whether such indebtedness now exists or is created later, which default results in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, and the principal amount of all indebtedness so accelerated, together with all indebtedness due and payable but not paid prior to the end of any grace period, is $30 million or more, and such acceleration has not been rescinded or annulled within a period of 30 days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount at maturity of the LYONs;

     - failure to comply with any of our other agreements in the LYONs or the indenture upon our receipt of notice of such default from the trustee or from holders of not less than 25% in aggregate principal amount at maturity of the LYONs, and our failure to cure (or obtain a waiver of) such default within 60 days after we receive such notice; or

     - specified events of bankruptcy, insolvency or reorganization affecting us.

     If an event of default shall have occurred and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding may declare the issue price of the LYONs plus the original issue discount on the LYONs accrued through the date of such declaration, and any accrued and unpaid interest through the date of such declaration, to be immediately due and payable. In the case of certain events of bankruptcy or insolvency, the issue price of the LYONs plus the original issue discount accrued thereon through the occurrence of such event shall automatically become and be immediately due and payable.

     If a bankruptcy proceeding is commenced by us or in respect of our company, the claim of the holder of a LYON is, under Title 11 of the United States Code, limited to the issue price of the LYON plus that portion of the original issue discount that has accrued from the date of issue to the commencement of the proceeding. In addition, the holders of the LYONs will be subordinated in right of payment to senior indebtedness and effectively subordinated to the indebtedness and other obligations of our subsidiaries.

MERGERS AND SALES OF ASSETS

     The indenture provides that we may not consolidate with or merge into any person or convey, transfer or lease our properties and assets substantially as an entity to another person, unless, among other things:

     - the resulting, surviving or transferee person is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia and such corporation (if other than us) assumes all our obligations under the LYONs and the indenture; and

     - we or such successor corporation shall not immediately thereafter be in default under the indenture.

     Upon the assumption of our obligations by such corporation in such circumstances, subject to some exceptions, we will be discharged from all obligations under the LYONs and the indenture. Although such transactions are permitted under the indenture, some of the transactions described above could constitute a change in control in TJX, permitting each holder to require us to purchase the LYONs of such holder as described above.

OPTIONAL CONVERSION TO SEMIANNUAL COUPON NOTES UPON TAX EVENT

     From and after the date of the occurrence of a tax event, we shall have the option to elect to have interest instead of future accrued original issue discount accrue at 2% per year on a principal amount per LYON equal to the sum of the issue price and accrued original issue discount on such LYON on the date of the tax event or the date on which we exercise such option, whichever is later.

     Such interest will accrue from the date that we exercise our option to pay interest in lieu of accrued original issue discount, and will be payable semiannually on the interest payment dates of February 13 and August 13 of each year to holders of record at the close of business on January 30 or July 30 immediately preceding the interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date we exercise our option to pay interest. In the event that we exercise our option to pay interest instead of accrued original issue discount, the redemption price, purchase price and change in control purchase price on the LYONs will be adjusted. However, there will be no change in the holder's conversion rights.

     A "tax event" means that we shall have received an opinion from independent tax counsel experienced in such matters to the effect that, on or after February 7, 2001, as a result of:

     - any amendment to, or change (including any announced prospective change) in, the laws (or any regulations under the laws) of the United States or any political subdivision or taxing authority of any of them; or

     - any amendment to, or change in, an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority,

in each case which amendment or change is enacted, promulgated, issued or announced or which interpretation is issued or announced or which action is taken, on or after February 7, 2001 there is more than an insubstantial risk that accrued original issue discount payable on the LYONs either:

     - would not be deductible on a current accrual basis, or

     - would not be deductible under any other method,

in either case in whole or in part, by us (by reason of deferral, disallowance, or otherwise) for United States federal income tax purposes.

     If a similar proposal were enacted and made applicable to the LYONs in a manner that would limit our ability to deduct the interest, including the accrued original issue discount, payable on the LYONs on a current accrual basis or any other method for United States federal income tax purposes, such enactment would result in a tax event and the terms of the LYONs would be subject to modification at our option as described above.

     The modification of the terms of LYONs by us upon a tax event as described above could possibly alter the timing of income recognition by holders of the LYONs with respect to the semiannual payments of interest due on the LYONs after the date on which we exercise our option to pay interest instead of accrued original issue discount on the LYONs.

MODIFICATION

     We and the trustee may modify or amend the indenture or the LYONs with the consent of the holders of not less than a majority in aggregate principal amount at maturity of the LYONs then outstanding. However, the consent of the holders of each outstanding LYON would be required to:

     - alter the manner of calculation or rate of accrual of original issue discount or interest on any LYON or extend the time of payment;

     - make any LYON payable in money or securities other than that stated in the LYON;

     - change the stated maturity of any LYON;

     - reduce the principal amount at maturity, accrued original issue discount, redemption price, purchase price or change in control purchase price with respect to any LYON;

     - make any change that adversely affects the rights of a holder to convert any LYON;

     - make any change that adversely affects the right to require us to purchase a LYON;

     - impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, the LYONs; and

     - change the provisions in the indenture that relate to modifying or amending the indenture.

     Without the consent of any holder of LYONs, we and the trustee may enter into supplemental indentures for any of the following purposes:

     - to evidence a successor to us and the assumption by that successor of our obligations under the indenture and the LYONs;

     - to add to our covenants for the benefit of the holders of the LYONs or to surrender any right or power conferred upon us;

     - to secure our obligations in respect of the LYONs;

     - to make any changes or modifications to the indenture necessary in connection with the registration of the LYONs under the Securities Act and the qualifications of the LYONs under the Trust Indenture Act as contemplated by the indenture;

     - to cure any ambiguity or inconsistency in the indenture; provided, however, that such amendment does not materially adversely affect the rights of any holder of the LYONs; or

     - to make any change that does not adversely affect the rights of any holder of the LYONs.

     The holders of a majority in principal amount at maturity of the outstanding LYONs may, on behalf of all the holders of all LYONs:

     - waive compliance by us with restrictive provisions of the indenture, as detailed in the indenture; and

     - waive any past default under the indenture and its consequences, except a default in the payment of the principal amount at maturity, issue price, accrued and unpaid interest, accrued original issue discount, redemption price, purchase price or change in control purchase price or obligation to deliver common stock upon conversion with respect to any LYON or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding LYON affected.

DISCHARGE OF THE INDENTURE

     We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding LYONs or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the LYONs have become due and payable, whether at stated maturity or any redemption date, or any purchase date, or a change in control purchase date, or upon conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding LYONs and paying all other sums payable under the indenture.

CALCULATIONS IN RESPECT OF LYONS

     We are responsible for making all calculations called for with respect to the LYONs. These calculations include, but are not limited to, determination of the market prices of our common stock. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of LYONs. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification.

GOVERNING LAW

     The indenture and the LYONs are governed by, and construed in accordance with, the law of the State of New York, without regard to conflicts of laws principles thereof.

             MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

GENERAL

     This is a summary of some of the material United States federal income tax consequences relevant to holders of LYONs and common stock issuable upon conversion or repurchase by us of the LYONs. This summary is based upon laws, regulations, rulings and decisions in effect as of the effective date of the registration statement of which this prospectus is a part. All of these are subject to change (possibly with retroactive effect) or to possible differing interpretations. The discussion below deals only with LYONs and shares of our common stock held as capital assets and does not deal with persons in special tax situations, such as financial institutions, insurance companies, dealers in securities or currencies, tax-exempt entities, persons holding LYONs or common stock in a tax deferred or tax-advantaged account, persons who are former citizens or long-term residents of the United States subject to taxation as expatriates or persons holding LYONs or shares of our common stock as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging," "constructive sale" or "conversion" transaction for tax purposes. Furthermore, in general, this discussion does not address the tax consequences applicable to holders that are taxed as partnerships or other pass-through entities for United States federal income tax purposes. We do not address all of the tax consequences that may be relevant to a holder of LYONs or shares of our common stock. In particular, we do not address:

     - the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of LYONs or shares of our common stock;

     - the United States federal estate (except where indicated), gift or alternative minimum tax consequences of the purchase, ownership or disposition of LYONs or shares of our common stock;

     - the consequences to persons who hold the LYONs or shares of our common stock whose functional currency is not the United States dollar; or

     - any state, local or foreign tax consequences of the purchase, ownership or disposition of the LYONs or ownership or disposition of the common stock issuable upon conversion or repurchase of the LYONs.

     Accordingly, you should consult your own tax advisor regarding the tax consequences of purchasing, owning and disposing of the LYONs and shares of our common stock in light of your own circumstances.

     A "U.S. Holder" is a beneficial owner of the LYONs or, where applicable, our common stock who or which is:

     - a citizen or individual resident of the United States, as defined in
       Section 7701(b) of the Internal Revenue Code of 1986, as amended (which we refer to as the Code);

     - a corporation, including any entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state or the District of Columbia;

     - an estate if its income is subject to United States federal income taxation regardless of its source; or

     - a trust if (1) a United States court can exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of its substantial decisions.

     Notwithstanding the preceding sentence, some trusts in existence on August 20, 1996 and treated as a U.S. Holder prior to such date may also be treated as U.S. Holders. A "Non-U.S. Holder" is a holder or beneficial owner of LYONs other than a U.S. Holder.

     If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of LYONs or common stock into which LYONs have been converted (or with which LYONs were repurchased), the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partnership that holds or is acquiring LYONs or our common stock or a partner in such partnership, we urge you to consult your own tax advisors about the United States federal and other tax consequences to you of the purchase, ownership and disposition of the LYONs and the common stock.

     No statutory, administrative or judicial authority directly addresses the treatment of the LYONs or instruments similar to the LYONs for United States federal income tax purposes. No rulings have been sought or are expected to be sought from the Internal Revenue Service (which we refer to as the IRS) with respect to any of the United States federal income tax consequences discussed below, and no assurance can be given that the IRS will agree with the tax characterizations and the tax consequences described below.

     WE URGE PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE LYONS AND THE COMMON STOCK ISSUABLE UPON CONVERSION OR REPURCHASE IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES, INCLUDING THE TAX CONSEQUENCES UNDER UNITED STATES FEDERAL, STATE, LOCAL OR FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

CLASSIFICATION OF THE LYONS

     It is the opinion of our counsel, Ropes & Gray, that the LYONs will be treated as indebtedness for United States federal income tax purposes.

TAX EVENT

     The modification of the terms of the LYONs by us upon a tax event as described in "Description of LYONs -- Optional Conversion to Semiannual Coupon Notes upon Tax Event" could alter the timing of income recognition by the holders with respect to the semiannual payments of interest that will subsequently become due.

U.S. HOLDERS

     The following discussion applies to you if you are a U.S. Holder.

     Original Issue Discount. We issued the LYONs at a substantial discount from their principal amount at maturity. For United States federal income tax purposes, the difference between the issue price and the stated principal amount at maturity of each LYON constitutes original issue discount, or OID. You will be required to include OID in income periodically over the term of the LYONs before receipt of the cash or other payment attributable to such income.

     The OID you must include in gross income as it accrues is the sum of the daily portions of OID with respect to the LYON for each day during the taxable year or portion of a taxable year on which you hold the LYON. The daily portion is determined by allocating to each day of an accrual period a pro rata portion of an amount equal to the adjusted issue price of the LYON at the beginning of the accrual period multiplied by the yield to maturity of the LYON. The accrual period of a LYON may be of any length and may vary in length over the term of the LYON, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day of an accrual period or on the first day of an accrual period. The issue price is the initial offering price to investors (excluding sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers). The adjusted issue price of the LYON at the start of any accrual period is the issue price of the LYON increased by the accrued original issue discount for each prior accrual period. Under these rules, you will have to include in gross income increasingly greater amounts of OID in each successive accrual period.

     Acquisition Premium. Your acquisition of a LYON subsequent to its original issue at an "acquisition premium" will reduce the amount of OID otherwise includible in gross income to reflect the acquisition premium. A LYON is purchased at an acquisition premium if, immediately after its purchase, its adjusted basis is greater than its adjusted issue price (as described above). If you purchase a LYON at an acquisition premium, you may reduce the amount of OID otherwise includible in income during an accrual period by a fraction. The numerator of this fraction is the excess of the adjusted basis of the LYON to you immediately after your acquisition over the adjusted issue price of the LYON. The denominator of the fraction is the excess of the principal amount at maturity of the LYON over the LYON's adjusted issue price. As an alternative to reducing the amount of OID otherwise includible in income by this fraction, you may elect to compute OID accruals by treating the purchase as if it were a purchase at original issuance and compute OID accruals by applying the constant-yield method described above. Any such election applies to all debt instruments acquired by you on or after the first day of the first taxable year to which such election applies and is irrevocable without the consent of the IRS.

     Sale, Exchange, Conversion or Redemption. Your basis for determining gain or loss on the sale, exchange, conversion, redemption or other disposition of a LYON will be increased by any amount you included in income as OID. Your obligation to include in gross income the daily portions of OID with respect to a LYON will prospectively terminate on the date of a disposition. Except as set forth under "Market Discount" below, gain or loss recognized upon a disposition of a LYON or shares of our common stock acquired with respect to a LYON will generally be capital gain or loss and, except as described below with respect to shares of our common stock issued for accrued OID, will be long-term capital gain or loss if the LYON has been held for more than one year. In the case of individuals, long-term capital gains are generally taxed at a maximum rate of 20%. The deductibility of capital losses is subject to limitation.

     A conversion of a LYON into our common stock and the use by us of our common stock on a purchase date to repurchase a LYON (in case you require us to repurchase) will generally not be a taxable event, except with respect to cash received in lieu of a fractional share. Your basis in the common stock received will be the same as your basis in the LYON at the time of conversion less any basis allocable to a fractional share. The holding period for the common stock received on conversion or repurchase will include the holding period of the converted or repurchased LYON, assuming each is held as a capital asset, except that the holding period for common stock attributable to accrued OID may likely begin no earlier than the date the OID accrued and may begin as late as on the day following the date of conversion or repurchase.

     If you elect to exercise your option to tender a LYON to us on a purchase date and we satisfy the purchase price in a combination of common stock and cash (other than cash received in lieu of a fractional share), you will recognize gain (but not loss) to the extent such gain does not exceed such cash.

     If you choose to tender a LYON to us on a purchase date or a change in control purchase date and we deliver solely cash in satisfaction of the purchase price, you will recognize gain or loss, measured by the difference between the amount of cash transferred by us to you and your basis in the tendered LYON. You will be required to accrue ordinary income at the original OID rate, even if you later elect to exercise your option to tender a LYON to us at a discount to accreted value on the first purchase date and, if you so exercise, you will then recognize a capital loss.

     Your basis in the common stock you receive from us in exchange for your LYON will be the same as your basis in the LYON less any basis allocable to a fractional share. However, this basis will be decreased by the amount of any cash received in exchange, other than cash received in lieu of a fractional share, and increased by the amount of any gain recognized by you on the exchange, other than gain with respect to a fractional share. The holding period for common stock received in the exchange will include the holding period for the LYON tendered to us in exchange assuming each is held as a capital asset. However, the holding period for common stock attributable to accrued OID may likely begin no earlier than the date the OID accrued and may begin as late as on the day following the purchase date.

     Any cash paid by us on a purchase date or on a conversion in order to avoid issuance of a fractional share will generally result in capital gain or loss, if any, measured by the difference between the cash received for the fractional share and your basis that would have been allocable to the fractional share.

     Market Discount. If you acquire a LYON other than in connection with its original issue and you have a tax basis in the LYON that is less than its adjusted issue price, as described above, the amount of such difference is treated as "market discount" for federal income tax purposes, unless such difference is less than 1/4 of one percent of the principal amount at maturity multiplied by the number of complete years to maturity from the date of your acquisition. Under the market discount rules you are required to treat any gain on the sale, exchange, retirement or other disposition of a LYON as ordinary income to the extent of the accrued market discount that has not previously been included in income. If such LYON is disposed of by you in some otherwise nontaxable transactions, such as a gift, accrued market discount will be includible as ordinary income by you as if you had sold the LYON at its then fair market value.

     An important qualification to the preceding paragraph is that if you dispose of a LYON which has accrued market discount in a nonrecognition transaction in which you receive property the basis of which is determined in whole or in part by reference to the basis of the LYON, the accrued market discount is generally not includible in income at the time of such transaction. Instead, the accrued market discount attaches to the property received in the nonrecognition transaction and is recognized as ordinary income upon the disposition of such property. Such nonrecognition transactions would include the conversion a LYON for our shares of common stock and our purchase of a LYON you have tendered with our common stock.

     In general, the amount of market discount that has accrued is determined on a ratable basis, by allocating an equal amount of market discount to each day of every accrual period. You may, however, elect to determine the amount of accrued market discount allocable to any accrual period through a constant-yield calculation.

     You may not be allowed to deduct immediately a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry LYONs with market discount. However, you may elect to include market discount in income currently as it accrues, in which case the interest-deferral rule set forth in the preceding sentence will not apply. Any such election applies to all debt instruments acquired by you on or after the first day of the first taxable year to which such election applies and is irrevocable without the consent of the IRS. If you make such an election your tax basis in the LYONs will be increased by the amount of market discount included in income under such election.

     Dividends. If you receive common stock, distributions on that common stock paid out of our current or accumulated earnings and profits generally will constitute dividends taxable as ordinary income. If a distribution exceeds our then current and accumulated earnings and profits, the excess will be treated as a tax-free return of your investment, up to your basis in the common stock. Any remaining excess will be treated as capital gain. If you are a U.S. corporation, you may be able to claim a deduction equal to a portion of any dividends received.

     Constructive Dividend. If we make a distribution of cash or property to our stockholders that would be taxable to them as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the LYONs, the conversion rate of the LYONs is increased, that increase may be deemed to be the payment of a taxable dividend to you although you would not actually receive any cash or other property.

     For example, an increase in the conversion rate in the event of distributions of our evidences of indebtedness or our assets or an increase in the conversion rate at our discretion will generally result in deemed dividend treatment to holders of the LYONs, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common shares will not. See "Description of LYONs -- Conversion Rights."

     Backup Withholding and Information Reporting. Information reporting will apply to payments of interest (including accruals of OID) or dividends, if any, made by us on, or the proceeds of the sale or other disposition of, the LYONs or shares of common stock with respect to certain non-corporate U.S. Holders, and backup withholding at a rate of 31% may apply unless the recipient of such payment supplies a correct taxpayer identification number, and other required information or otherwise establishes an exemption from backup withholding. Backup withholding will also apply if we are notified by the IRS or a broker that it is required. Any amount withheld under the backup withholding rules will be allowable as a credit against your United States federal income tax, provided that the required information is provided to the IRS.

NON-U.S. HOLDERS

     The following discussion applies to you if you are a Non-U.S. Holder.

     Original Issue Discount and Disposition. In general and subject to the discussion below under "-- Backup Withholding and Information Reporting," you will not be subject to United States federal income or withholding tax with respect to OID accrued on LYONs or gain upon the disposition of LYONs or shares of common stock if:

     - you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock;

     - you are not a controlled foreign corporation that is related to us;

     - you are not a bank receiving interest described in Section 881(c)(3)(A) of the Code;

     - you certify your nonresident status by providing a Form W-8BEN or appropriate substitute form to us or our agent (provided that if you hold the LYON through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent and your agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries);

     - you are not an individual who is present in the United States for 183 days or more in the year of the sale, exchange or disposition of the LYONs or common stock; and

     - any gain from a sale, exchange or disposition of the LYONs or common stock is not effectively connected (or deemed effectively connected by virtue of Section 897 of the Code) with the conduct by you of a U.S. trade or business.

     Dividends paid to you on common stock received in exchange for the LYONs following a purchase or conversion will generally be subject to a withholding tax at a 30 percent rate (or a lower rate provided by an applicable income tax treaty if you establish that you qualify to receive the benefits of such treaty) unless they are effectively connected with the conduct by you of a U.S. trade or business and you provide us with a Form W-8ECI.

     U.S. trade or business income will generally be subject to regular United States federal income tax in the same manner as if it were realized by a U.S. Holder. Moreover, if you are a non-U.S. corporation your U.S. trade or business income may be subject to an additional branch profits tax at a rate of 30% (or such lower rate provided by an applicable income tax treaty if you establish that you qualify to receive the benefits of such treaty).

     United States Federal Estate Tax. A LYON held by a nonresident alien individual at the time of death will not be includible in the decedent's gross estate for United States federal estate tax purposes, provided that such holder did not at the time of death actually or constructively own 10% or more of the combined voting power of all classes of our stock entitled to vote, and provided that, at the time of death, payments with respect to such LYON (including OID) would not have been effectively connected with the conduct by such holder of a trade or business within the United States. Our common stock will be included in the taxable estate of a nonresident alien decedent. The United States federal estate tax liability of the estate of the nonresident alien may be affected by a tax treaty between the United States and the decedent's country of residence.

     Backup Withholding and Information Reporting. If the LYONs, or shares of common stock into which LYONs have been converted, are held by you through a non-U.S. or non-U.S. related broker or financial institution, information reporting and backup withholding generally would not be required. Information reporting and possibly backup withholding may apply if the LYONs or shares of common stock are held by you through a U.S., or U.S. related, broker or financial institution and you fail to certify your nonresident status.

                            SELLING SECURITYHOLDERS

     We originally issued the LYONs in a private placement in February 2001. The LYONs were resold by the initial purchaser to qualified institutional buyers under Rule 144A under the Securities Act. Selling securityholders may offer and sell the LYONs and the underlying common stock pursuant to this prospectus.

     The following table sets forth information as of May 8, 2001 about the principal amount at maturity of LYONs and the underlying common stock, beneficially owned by each selling securityholder, that may be offered using this prospectus.

                                          PRINCIPAL
                                          AMOUNT AT
                                         MATURITY OF
                                            LYONS
                                         BENEFICIALLY   PERCENTAGE    NUMBER OF SHARES OF   PERCENTAGE OF
                                          OWNED THAT     OF LYONS      COMMON STOCK THAT     COMMON STOCK
NAME AND ADDRESS                         MAY BE SOLD    OUTSTANDING     MAY BE SOLD(1)      OUTSTANDING(2)
----------------                         ------------   -----------   -------------------   --------------
Amaranth Securities, L.L.C.              $  7,500,000       1.45%           122,501                 *
  Two American Lane
  Greenwich, CT 06836-2571
Bank America Pension Plan                $  4,900,000          *             80,034                 *
  c/o Camden Asset Management, L.P.
  2049 Century Park East, Ste. 330
  Los Angeles, CA 80067
Black Diamond Offshore Ltd.              $  1,398,000          *             22,834                 *
  (no address provided)
BP Amoco Plc. Master Trust               $  1,698,000          *             27,734                 *
  357 N. Canon Drive
  c/o SSI Investment Mgmt. Inc.
  Beverly Hills, CA 90210
Calamos Convertible Growth & Income --   $  3,200,000          *             52,267                 *
  Calamos Investment Trust
  Calamos Asset Management
  1111 Warrenville Road
  Naperville, IL 60563-1493
D.E. Shaw Investments, L.P.              $  2,600,000          *             42,467                 *
  D.E. Shaw & Co., L.P.
  120 West 45th Street, 39th Floor
  New York, NY 10036
D.E. Shaw Valence, L.P.                  $ 10,200,000       1.97%           166,601                 *
  D.E. Shaw & Co., L.P.
  120 West 45th Street, 39th Floor
  New York, NY 10036
Deeprock & Co.                           $  4,000,000          *             65,334                 *
  c/o Camden Asset Management, LP
  2049 Century Park East, Ste. 330
  Los Angeles, CA 80067
Double Black Diamond Offshore LDC        $  6,296,000       1.22%           102,835                 *
  (no address provided)
Duckbill & Co.                           $  2,000,000          *             32,667                 *
  c/o Camden Asset Management, L.P.
  2049 Century Park East, Ste. 330
  Los Angeles, CA 80067
Gaia Offshore Master Fund Ltd.           $ 25,000,000       4.83%           408,337                 *
  c/o Promethean Asset Management
     L.L.C.
  750 Lexington Avenue, 22nd Floor
  New York, NY 10022

                                          PRINCIPAL
                                          AMOUNT AT
                                         MATURITY OF
                                            LYONS
                                         BENEFICIALLY   PERCENTAGE    NUMBER OF SHARES OF   PERCENTAGE OF
                                          OWNED THAT     OF LYONS      COMMON STOCK THAT     COMMON STOCK
NAME AND ADDRESS                         MAY BE SOLD    OUTSTANDING     MAY BE SOLD(1)      OUTSTANDING(2)
----------------                         ------------   -----------   -------------------   --------------
General Motors Welfare Benefit Trust     $  3,000,000          *             49,000                 *
  (ST -- Veba)
  c/o Camden Asset Management, L.P.
  2049 Century Park East, Ste. 330
  Los Angeles, CA 80067
Goldman Sachs & Co.                      $  5,000,000          *             81,667                 *
  180 Maiden Lane, 8(th) Floor
  New York, NY 10038
Granville Capital Corporation            $  5,800,000       1.12%            94,734                 *
  c/o Soros Fund Management L.L.C.
  888 Seventh Avenue, Suite 3300
  New York, NY 10106
Highbridge International L.L.C.          $ 38,500,000       7.44%           628,839                 *
  c/o Highbridge Capital Management
  767 5th Avenue
  New York, NY 10153
  P.O. Box 30554 SMB
  Grand Cayman Islands
  BWI
Hotel Union & Hotel Industry of Hawaii   $    782,000          *             12,772                 *
  357 N. Canon Drive
  c/o SSI Investment Mgmt. Inc.
  Beverly Hills, CA 90210
Jefferies & Company Inc.                 $     17,000          *                277                 *
  357 N. Canon Drive
  c/o SSI Investment Mgmt. Inc.
  Beverly Hills, CA 90210
LDG Limited                              $    500,000          *              8,166                 *
  48 Par-La-Ville Road, Suite 780
  Hamilton HM11, Bermuda
Lexington Vantage Fund, Ltd.             $    250,000          *              4,083                 *
  c/o BNP Paribas Equities
  Corporate and Investment Banking
  20, boulevard des Italiens,
  75009 Paris, France
McMahan Securities Co. L.P.              $    163,000          *              2,662                 *
  500 West Putnam Avenue, 3rd Floor
  Greenwich, CT 06830-6086
Nomura Securities International, Inc.    $ 15,000,000       2.90%           245,002                 *
  2 World Financial Center, Building B
  New York, NY 10281
Northern Income Equity Fund              $  4,000,000          *             65,334                 *
  c/o The Northern Trust Company
  50 South LaSalle Street
  Chicago, IL 60675

                                          PRINCIPAL
                                          AMOUNT AT
                                         MATURITY OF
                                            LYONS
                                         BENEFICIALLY   PERCENTAGE    NUMBER OF SHARES OF   PERCENTAGE OF
                                          OWNED THAT     OF LYONS      COMMON STOCK THAT     COMMON STOCK
NAME AND ADDRESS                         MAY BE SOLD    OUTSTANDING     MAY BE SOLD(1)      OUTSTANDING(2)
----------------                         ------------   -----------   -------------------   --------------
Paloma Securities L.L.C.                 $  7,500,000       1.45%           122,501                 *
  Two American Lane
  Greenwich, CT 06836-2571
Peoples Benefit Life Insurance Company   $  4,900,000          *             80,034                 *
  c/o Camden Asset Management, L.P.
  2049 Century Park East, Ste. 330
  Los Angeles, CA 80067
Peoples Benefit Life Insurance Company   $  6,100,000       1.18%            99,634                 *
  Teamsters
  c/o Camden Asset Management, L.P.
  2049 Century Park East, Ste. 330
  Los Angeles, CA 80067
PGEP IV, L.L.C.                          $    162,000          *              2,646                 *
  357 N. Canon Drive
  c/o SSI Investment Mgmt. Inc.
  Beverly Hills, CA 90210
Retail Clerks Pension Trust              $  4,000,000          *             65,334                 *
  c/o Camden Asset Management, L.P.
  2049 Century Park East, Ste. 330
  Los Angeles, CA 80067
Retail Clerks Pension Trust #2           $  3,000,000          *             49,000                 *
  c/o Camden Asset Management, L.P.
  2049 Century Park East, Ste. 330
  Los Angeles, CA 80067
Royal Bank of Canada                     $ 10,000,000       1.93%           163,335                 *
  c/o RBC Dominion Securities Corp.
  One Liberty Plaza, 4(th) Floor
  New York, NY 10006-1404
St. Albans Partners Ltd.                 $  5,000,000          *             81,667                 *
  c/o Camden Asset Management, L.P.
  2049 Century Park East, Ste. 330
  Los Angeles, CA 80067
TD Securities (USA) Inc.                 $  3,000,000          *             49,000                 *
  31 West 52nd Street, 21st Floor
  New York, NY 10019
The Estate of James Campbell             $    580,000          *              9,473                 *
  357 N. Canon Drive
  c/o SSI Investment Mgmt. Inc.
  Beverly Hills, CA 90210
TQA Master Fund, Ltd.                    $  5,000,000          *             81,667                 *
  405 Lexington Avenue, 45th Floor
  New York, NY 10174
TQA Master Plus Fund, Ltd.               $  1,500,000          *             24,500                 *
  405 Lexington Avenue, 45th Floor
  New York, NY 10174

                                          PRINCIPAL
                                          AMOUNT AT
                                         MATURITY OF
                                            LYONS
                                         BENEFICIALLY   PERCENTAGE    NUMBER OF SHARES OF   PERCENTAGE OF
                                          OWNED THAT     OF LYONS      COMMON STOCK THAT     COMMON STOCK
NAME AND ADDRESS                         MAY BE SOLD    OUTSTANDING     MAY BE SOLD(1)      OUTSTANDING(2)
----------------                         ------------   -----------   -------------------   --------------
Tribeca Investments, L.L.C.              $  9,800,000          *            160,068                 *
  399 Park Avenue
  New York, NY 10043
Viacom Inc. Pension Plan Master Trust    $     98,000          *              1,600                 *
  357 N. Canon Drive
  c/o SSI Investment Mgmt. Inc.
  Beverly Hills, CA 90210
Worldwide Transactions Ltd.              $    306,000          *              4,998                 *
  48 Par-la-Ville Road, Suite 778
  Hamilton, HM 11
  Bermuda
Any other holder of LYONs or future      $314,750,000      60.82%         5,140,969              1.84%
  transferee, pledgee, donee or
     successor of
  any holder(3)(4)

---------------
 *  Less than 1%.

(1) Assumes conversion of all of the holder's LYONs at a conversion rate of
    16.3335 shares of common stock per $1,000 principal amount at maturity of the LYONs. However, this conversion rate will be subject to adjustment as described under "Description of LYONs -- Conversion Rights." As a result, the amount of common stock issuable upon conversion of the LYONs may increase or decrease in the future.

(2) Calculated based on 278,811,087 shares of common stock outstanding as of March 31, 2001. In calculating this amount, we treated as outstanding that number of shares of common stock issuable upon conversion of all of a particular holder's LYONs. However, we did not assume the conversion of any other holder's LYONs.

(3) Information about other selling securityholders will be set forth in prospectus supplements, if required.

(4) Assumes that any other holders of LYONs, or any future transferees, pledgees, donees or successors of or from any such other holders of LYONs, do not beneficially own any common stock other than the common stock issuable upon conversion of the LYONs at the initial conversion rate.

     We prepared this table based on the information supplied to us by the selling securityholders named in the table. The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their LYONs since the date on which the information is presented in the above table. Information about the selling securityholders may change over time. Any changed information supplied to us will be set forth in prospectus supplements.

     Because the selling securityholders may offer all or some of their LYONs or the underlying common stock from time to time, we cannot estimate the amount of the LYONs or the underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

     We will not receive any of the proceeds of the sale of the LYONs and the underlying common stock offered by this prospectus. The LYONs and the underlying common stock may be sold from time to time to purchasers:

     - directly by the selling securityholders; or

     - through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the LYONs and the underlying common stock.

     The selling securityholders and any such broker-dealers or agents who participate in the distribution of the LYONs and the underlying common stock may be deemed to be "underwriters." As a result, any profits on the sale of the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to statutory liabilities including, but not limited to, those of Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     If the LYONs and the underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions.

     The LYONs and the underlying common stock may be sold in one or more transactions at:

     - fixed prices;

     - prevailing market prices at the time of sale;

     - varying prices determined at the time of sale; or

     - negotiated prices.

     These sales may be effected in transactions:

     - on any national securities exchange or quotation service on which the LYONs and underlying common stock may be listed or quoted at the time of the sale, including the New York Stock Exchange in the case of the common stock;

     - in the over-the-counter market;

     - in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

     - through the writing of options.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the transaction.

     In connection with the sales of the LYONs and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the LYONs and the underlying common stock in the course of hedging their positions. The selling securityholders may also sell the LYONs and the underlying common stock short and deliver LYONs and the underlying common stock to close out short positions, or loan or pledge LYONs and the underlying common stock to broker-dealers that, in turn, may sell the LYONs and the underlying common stock.

     To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the LYONs and the underlying common stock by the selling securityholders. Selling securityholders may decide not to sell all or a portion of the LYONs and the underlying common stock offered by them pursuant to this prospectus or may decide not to sell LYONs or the underlying common stock under this prospectus. In addition, any selling securityholder may transfer, devise or give the LYONs and the underlying common stock by other means not described in this prospectus. Any LYONs or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

     Our common stock trades on the New York Stock Exchange under the symbol "TJX." We do not intend to apply for listing of the LYONs on any securities exchange or for quotation through Nasdaq. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the LYONs.

     The selling securityholders and any other persons participating in the distribution of the LYONs or underlying common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the LYONs and the underlying common stock by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the LYONs and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the LYONs and the underlying common stock and the ability to engage in market-making activities with respect to the LYONs and the underlying common stock.

     Under the registration rights agreement that has been filed as an exhibit to this registration statement, we and the selling securityholders will each indemnify the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

     We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the LYONs and the underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                                 LEGAL MATTERS

     The validity of the LYONs and of the shares of Common Stock issuable upon conversion of the LYONs has been passed upon for TJX by Ropes & Gray, Boston, Massachusetts.

                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended January 27, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  $517,500,000

                                   [TJX LOGO]

                     LIQUID YIELD OPTION(TM) NOTES DUE 2021
                         (ZERO COUPON -- SUBORDINATED)
                                      AND
               COMMON STOCK ISSUABLE UPON CONVERSION OF THE LYONS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, payable by TJX in connection with the distribution of the securities being registered. All of the amounts shown are estimates, except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee.........  $ 93,796.88
Printing and engraving fees.................................  $ 10,000.00
Accountant's fees and expenses..............................  $  5,000.00
Legal fees and expenses.....................................  $ 50,000.00
Miscellaneous expenses......................................  $  6,204.00
                                                              -----------
          Total.............................................  $165,000.88

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law, as amended, provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

     We have has entered into indemnification agreements with each of our directors and officers indemnifying them against expenses, settlements, judgments and fines incurred in connection with any threatened, pending or completed action, suit, arbitration or proceeding, where the individual's involvement is by reason of the fact that such person is or was a director or officer or served at our request as a director of another organization (except that indemnification is not provided against judgments and fines in a derivative suit unless permitted by Delaware law). An individual may not be indemnified if such person is found not to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests except to the extent Delaware law permits broader contractual indemnification. These indemnification agreements provide procedures, presumptions and remedies which substantially strengthen the indemnification rights beyond those provided by our Restated Certificate of Incorporation and by Delaware law.

     The Restated Certificate provides that each person who was or is made a party to, or is involved in, any action, suit, preceding or claim by reason of the fact that he or she is or was a director, officer or employee of TJX (or is or was serving at the request of TJX as a director, officer, trustee, employee or agent of any other enterprise including service with respect to employee benefit plans) shall be indemnified and held harmless by TJX, to the full extent permitted by Delaware law, as in effect from time to time, against all expenses (including attorneys' fees and expenses), judgements, fines, penalties and amounts to be paid in settlement incurred by such person in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim.

     The rights to indemnification and the payment of expenses provided by the Restated Certificate do not apply to any action, suit, proceeding or claim initiated by or on behalf of a person otherwise entitled to the benefit of such provisions. Any person seeking indemnification under the Restated Certificate shall be deemed to have met the standard of conduct required for such indemnification unless the contrary shall be established. The Restated Certificate provides that the rights to indemnification and the payment of expenses provided thereby shall not be exclusive of any other right which any person may have or acquire under any statute, provision of the Restated Certificate or the By-laws, or otherwise. Any repeal or modification of such indemnification provisions shall not adversely affect any right or protection of a director or officer with respect to any conduct of such director or officer occurring prior to such repeal or modification.

     Section 102(b)(7) of the Delaware General Corporation Law, as amended, permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under section 174 of the Delaware General Corporation Law (relating to unlawful payment of dividend and unlawful stock purchase and redemption) or (iv) for any transaction from which the director derived an improper personal benefit. We have provided in our Certificate that our directors shall be exculpated from liability as provided under Delaware law.

ITEM 16.  EXHIBITS

 4.1  Indenture between TJX and The Bank of New York dated as of
      February 13, 2001.
 4.2 Registration Rights Agreement dated as of February 7, 2001 between TJX and Merrill Lynch & Co.
 5.1  Opinion of Ropes & Gray.
12.1  Statement Regarding Computation of Ratios of Earnings to
      Fixed Charges.
23.1  Consent of PricewaterhouseCoopers L.L.P.
23.2  Consent of Ropes & Gray (included in Exhibit 5.1).
24.1  Powers of Attorney (included on the signature page).
25.1  Statement of Eligibility of Trustee on Form T-1.

     ITEM 17.  UNDERTAKINGS

     a.  The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase and decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     b. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     c. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the financial adjudication of such issue.

     d. The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Town of Framingham, Commonwealth of Massachusetts.

                                          THE TJX COMPANIES, INC.

                                          By: /s/  DONALD G. CAMPBELL
                                            ------------------------------------
                                                     Donald G. Campbell
                                                 Executive Vice President,
                                                  Chief Financial Officer

Dated: May 9, 2001

                               POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Edmond
J. English, Donald G. Campbell and Jay H. Meltzer, and each of them singly, his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-3 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

                      SIGNATURE                                                TITLE
                      ---------                                                -----

                /s/ EDMOND J. ENGLISH                  President, Chief Executive Officer and Director
-----------------------------------------------------
                  Edmond J. English

               /s/ DONALD G. CAMPBELL                  Executive Vice President, Chief Financial Officer
-----------------------------------------------------
                 Donald G. Campbell

                /s/ BERNARD CAMMARATA                  Chairman
-----------------------------------------------------
                  Bernard Cammarata

               /s/ GARY L. CRITTENDEN                  Director
-----------------------------------------------------
                 Gary L. Crittenden

                   /s/ GAIL DEEGAN                     Director
-----------------------------------------------------
                     Gail Deegan

               /s/ DENNIS F. HIGHTOWER                 Director
-----------------------------------------------------
                 Dennis F. Hightower

                      SIGNATURE                                                TITLE
                      ---------                                                -----
                /s/ RICHARD G. LESSER                  Director
-----------------------------------------------------
                  Richard G. Lesser

                 /s/ ARTHUR F. LOEWY                   Director
-----------------------------------------------------
                   Arthur F. Loewy

                 /s/ JOHN M. NELSON                    Director
-----------------------------------------------------
                   John M. Nelson

                 /s/ JOHN F. O'BRIEN                   Director
-----------------------------------------------------
                   John F. O'Brien

                /s/ ROBERT F. SHAPIRO                  Director
-----------------------------------------------------
                  Robert F. Shapiro

                                                       Director
-----------------------------------------------------
                   Willow B. Shire

                /s/ FLETCHER H. WILEY                  Director
-----------------------------------------------------
                  Fletcher H. Wiley

Dated: May 9, 2001

                                 EXHIBIT INDEX

EXHIBIT
  NO.                             DESCRIPTION                             PAGE
-------                           -----------                             ----
 4.1      Indenture between TJX and The Bank of New York dated as of
          February 13, 2001.
 4.2      Registration Rights Agreement dated as of February 7, 2001 between TJX and Merrill Lynch & Co.
 5.1      Opinion of Ropes & Gray.
12.1      Statement Regarding Computation of Ratios of Earnings to
          Fixed Charges.
23.1      Consent of PricewaterhouseCoopers LLP
23.2      Consent of Ropes & Gray (see Exhibit 5.1).
24        Power of Attorney (see page II-5).
25        Statement of Eligibility of Trustee on Form T-1.